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                                                                     EXHIBIT 5.1

For Further Information:

KOO KOO ROO, INC.                             COFFIN COMMUNICATIONS GROUP
11075 Santa Monica Blvd.                      15300 Ventura Blvd.
Los Angeles, CA 90025                         Sherman Oaks, CA 91403
(310) 479-2080                                (818) 789-0100
CONTACT: ROB KAUTZ, PRESIDENT & CFO           CONTACT:  MICHAEL MANAHAN, PARTNER


FOR IMMEDIATE RELEASE:
June 17, 1997


                        KOO KOO ROO HOLDS ANNUAL MEETING
                        --------------------------------

     LOS ANGELES, CA, JUNE 17, 1997...KOO KOO ROO, INC. (NASDAQ NATIONAL MARKET:KKRO), a Los Angeles based operator of restaurants, held its annual stockholder meeting today at the Century Plaza Hotel in Los Angeles.

     The senior executives, Mr. Rob Kautz, President and CFO of Koo Koo Roo, Inc., Mr. John Kaufman, President and Chief Operating Officer of Koo Koo Roo, U.S.A., and Mr. Mike Mooslin, President and Chief Operating Officer of Koo Koo Roo, International and interim CEO of Color Me Mine, lead by Mr. Ken Berg, the company's Chairman and Chief Executive Officer, provided a review of the historical results for fiscal 1996, an analysis of certain key business measures through to the date of the meeting, and the company's expectations for the remainder of the year.

     The company is gaining increasing efficiencies of scale by increasing the number of units in existing markets, particularly Southern California. At the end of 1996 the company operated in five geographical markets, with an average of just over four stores per market. By the end of 1997 the company will be operating in six markets, including California, Washington D.C. Metroplex, New Jersey, New York, Colorado and Florida.

     The rate of lease signings and store openings has increased significantly over 1996. The company has signed eleven new leases in the second quarter of 1997 through the date of the meeting, and anticipates entering into a significant number of additional leases by the end of the year. The company has opened five new stores in the past five weeks. With twenty-four signed leases in hand, and thirty-two stores open, Koo Koo Roo, Inc. presently expects to have a total of approximately sixty-four stores open by the end of the year, including the fourteen stores acquired in the Hamburger Hamlet acquisition. The company is actively developing its standard California KitchenTM concept as well as smaller formats to service alternative venues. The first Koo Koo Roo 2000 prototype will open in Torrance in the third quarter of 1997, a 700 square foot unit located in the new Washington National Airport, will open next month.

     Mr. Rob Kautz, president and CFO of Koo Koo Roo, Inc. stated, "Our strategy is to grow quickly, sustaining long term competitive advantage through size, which is important to secure advantages in real estate selection, economics of scale in advertising and overhead and strong brand identification. We believe that we are strategically positioned to exploit the expected growth in demand for our products: healthy home quality meals, reasonably priced and conveniently located."
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FOR IMMEDIATE RELEASE
KOO KOO ROO, INC.
HOLDS ANNUAL MEETING
JUNE 17, 1997
PAGE 2.



     The Company's decision to refocus Color Me Mine on a franchising strategy is being met with better than expected success. Twenty-four of the twenty-six franchises signed this year have been signed in the second quarter. Earnings before interest, tax, depreciation and amortization (EBITDA) for the Color Me Mine subsidiary are expected to show a significantly reduced loss for the current quarter, and the company is optimistic that it will achieve positive EBITDA later in the year.

     Mr. Ken Berg, the company's Chairman and Chief Executive Officer, stated, "I know that many of you think Color Me Mine is a diversion. Our main thrust is Koo Koo Roo and our efforts really are there. Our new direction with Color Me Mine is to build the business through selling individual franchises, priming it for the day when it could be spun off and stand alone from Koo Koo Roo.

     The company's overall revenue growth rate for 1997 is presently expected to be in line with the approximately 100% growth in revenues experienced since 1994. The company predicts that 1997 will be the transition year reversing the historical trend of cash operating losses. For the current quarter the company estimates EBITDA will significantly improve versus the first quarter, but will still be negative. Following the planned increase in the number of operating units, the company expects EBITDA to turn positive before the end of the year.

     Mr. Ken Berg, concluded his comments with, "We are presently in the strongest position for rapid, long term growth and achieving profitability than ever before in our history. Our employees are passionate, motivated and caring about the company, the food they serve, and the people they serve it to. Ours is a growth story, and my personal commitment to success has never been stronger."

     Also at the meeting, the stockholders of the company approved the appointment of BDO Seidman, LLP as the company's auditors for 1997, and re-elected the following nine persons as directors of the company: Mr. Kenneth Berg, Mr. Robert Kautz, Mr. John Kaufman, Mr. Michael Mooslin, Mr. Morton Wall, Mr. Kory Berg, Mr. Lee Iacocca, Mr. Mel Harris, and Mr. Donald Wohl.

     Forward-looking statements and comments in this press release are a summary of those presented at the Annual Meeting and both are made pursuant to the safe-harbor provisions of Section 21E of the Securities Exchange Act of 1934. Such statements relating to, among other things, the prospects for the Company to maintain the level of new lease signings and store openings, continue to sign franchises for the Color Me Mine subsidiary, continue to achieve growth in sales and the ability to achieve positive operating results are necessarily subject to risks and uncertainties, also mentioned by Mr. Kautz at the meeting, some of which are significant in scope and nature, including risks related to real estate, construction, competition, availability of capital and continuation of sales levels. These risks are further discussed in the periodic reports and registration statements filed by the Company from time to time with the Securities and Exchange Commission.

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